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                              October 18, 2021

       Neil Greenspan
       Chief Financial Officer
       Greenlight Capital Re, Ltd.
       65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110 Camana Bay, Grand Cayman, Cayman Islands
       KY1-1205

                                                        Re: Greenlight Capital
Re, Ltd.
                                                            Form 10-K filed
March 10, 2021
                                                            File No. 001-33493

       Dear Mr. Greenspan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed March 10, 2021

       Liquidity and Capital Resources, page 73

   1. We note your disclosure on page 25 that if A.M. Best downgrades or withdraws either of your ratings, you could
be severely limited or prevented from writing any new reinsurance contracts. We also note
your disclosure that certain of your assumed reinsurance contracts contain provisions that
permit your clients to cancel the contract or require additional collateral in the event
of a downgrade in your A.M. Best ratings below specified levels or a reduction of your
capital or surplus below specified levels over the course of the agreement. Please
revise future filings to quantify the amount of revenue and other relevant metrics
related to contracts that are subject to cancellation and discuss the impact on revenue and other
relevant metrics of contracts cancelled separately from other types of adjustments (e.g.
novation, commutation, etc.) providing appropriate facts and circumstances to fully
understand the cancellation or adjustment if material. Please also revise future filings
to quantify the potential incremental collateral requirements. Please
 Neil Greenspan
Greenlight Capital Re, Ltd.
October 18, 2021
Page 2
         provide us your proposed disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief at 202-551-3423 with any questions.



FirstName LastNameNeil Greenspan                          Sincerely,
Comapany NameGreenlight Capital Re, Ltd.
                                                          Division of
Corporation Finance
October 18, 2021 Page 2                                   Office of Finance
FirstName LastName